Exhibit 99 (d)(5)
Rider
Additional Coverage Life Insurance
This Rider is part of your policy. It is subject to the policy terms. If the terms of the Rider and policy differ, the Rider controls.
If issued at the same time as the policy, this Rider becomes effective on the Policy Date shown on Page 3. The Benefit and Charge Data will then be shown on Page 3 Continued. Monthly charges are shown on Page 6. If issued after the policy, this Rider becomes effective on the Rider Date. The Benefit and Charge Data will then be shown below. You will receive a new Page 6 showing monthly Guaranteed Cost of Insurance Rates.
Charges for this Rider must be paid as part of the policy premiums for the Rider to remain in force.
Benefit And Charge Data

Term of	Rider Stated	Issue	First Monthly
Insurance	Amount	Age	Charge	Years Payable

86 Years	$200,000	35	$18.12	1 Year

Policy Number: C0000020	Insured: John Doe

Rider Date : April 1, 2008
Benefit
We will pay the rider proceeds after we get due proof that the Insured died while this rider was in force.
Rider Proceeds
Rider proceeds vary with the Death Benefit Option in effect for the base policy. Rider proceeds are:
Option A. The Rider Stated Amount shown, less any Death Proceeds under the base policy which are in excess of the base policy’s Stated Amount (as described in the Death Benefit Option section of the base policy); or
Option B. The Rider Stated Amount shown.
Change of Proceeds Plan
If you change your base policy proceeds plan, your rider amount may be adjusted, as follows:
Option A to Option B. The new Rider amount will be equal to the Rider Proceeds just prior to the change.
Option B to Option A. The Rider amount will not change.
Monthly Charges
The charge for each Policy Month is the Rider’s Cost of Insurance for the month.
Cost of Insurance
We calculate the Rider’s Cost of Insurance for each month as of each Process Day. The Rider’s Cost of Insurance equals: (1) the Cost of Insurance Rate (monthly rate per $1,000); times (2) the Net Amount at Risk divided by 1,000.

Form 08-QAT-1	Ohio National Life Assurance Corporation

Cost of Insurance Rate
The Cost of Insurance Rate (or any change in such rate) for the Rider Stated Amount is based on: (1) the Insured’s sex; (2) the Insured’s Attained Age on the Rider Date; (3) the time elapsed since the Rider Date, and (4) the Insured’s risk class.
We may change the Cost of Insurance Rates based on future expectations as to investment earnings, mortality, persistency, taxes, reinsurance costs, and expenses. Any change in the Cost of Insurance Rates will be uniformly applied to all riders of this kind and risk class. We may not increase the rates to more than those shown in the Table of Monthly Guaranteed Cost of Insurance Rates on Page 6. The rates are based on the 2001 CSO Smoker and Nonsmoker Table, Male and Female, Ultimate, ANB (Age Nearest Birthday).
Net Amount at Risk
The Net Amount at Risk on any Process Day equals the Rider Stated Amount, less any adjustments made in accordance with the Rider Proceeds provision, divided by (1 + the Monthly Guaranteed Minimum Interest Rate shown on Page 6).
Incontestability
We will not contest this rider due to a false statement, material to the risk, which was made in your application if: (a) the Insured lives more than two years after the Rider Date; and (b) the rider is in force at the time of the Insured’s death.
Suicide
If the Insured dies by suicide, while sane or insane, or by self-destruction while insane, we will not pay any Rider Stated Amount that has been in effect for less than two years. If the Suicide is within the first two Policy Years, we will pay back the amount paid for this rider. The rider will then be void.
Termination
This Rider ends on the first of: (1) the date the policy ends; (2) the end of the Rider term; (3) your Notice to end the Rider; (4) the date the policy is made Paid-up Insurance; or (5) a change in the policy plan. (A new rider of this kind may be made part of the changed policy if we agree.)
OHIO NATIONAL LIFE ASSURANCE CORPORATION

Form 08-QAT-1	Ohio National Life Assurance Corporation